

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-mail</u>
George L. Mahoney
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re: Media General, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed September 27, 2013**
> **File No. 333-190051**

Dear Mr. Mahoney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Accounting Treatment of the Transaction, page 92

1.   We note your disclosure that the transaction will be accounted for using the purchase method of accounting. Please revise to state herein and elsewhere in the document that the transaction will be accounted for as a reverse acquisition under the acquisition method of accounting.

Pro Forma Condensed Combined Balance sheet as of June 30, 2013, page 126

2.   Refer to footnote (h). Tell us more in detail the nature of the new equity awards issued related to Media General that are attributable to pre-combination services and whether they are directly attributable to the transaction.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Assistant Director
Larry Spirgel

cc: Via E-mail
        Philip Richter, Esq.
        Fried, Frank, Harris, Shriver &Jacobson LLP